Form 40-F
period 2002-09-30
AXCAN PHARMA INC
filed 2003-01-27
CIK 1116094

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 40-F
[Check One]
              REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
-----                    SECURITIES EXCHANGE ACT OF 1934

             ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
  X                     SECURITIES EXCHANGE ACT OF 1934
-----

For the fiscal year ended: SEPTEMBER 30, 2002    Commission File Number: 0-30860
                           ------------------                            -------

                                AXCAN PHARMA INC.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                       N/A
--------------------------------------------------------------------------------
         (Translation of Registrant's name into English (if applicable))

                                 QUEBEC, CANADA
--------------------------------------------------------------------------------
        (Province or other jurisdiction of incorporation or organization)

                                      5122
--------------------------------------------------------------------------------
    (Primary Standard Industrial Classification Code Number (if applicable))

                                       N/A
--------------------------------------------------------------------------------
             (I.R.S. Employer Identification Number (if applicable))

    597 LAURIER BLVD., MONT ST-HILAIRE, QUEBEC, CANADA J3H 6C4 (450) 467-5138
--------------------------------------------------------------------------------
   (Address and telephone number of Registrant's principal executive offices)

               CT CORPORATION SYSTEM, 111 8TH AVENUE, 15TH FLOOR,
                     NEW YORK, NEW YORK 10011 (212) 894-8700
--------------------------------------------------------------------------------
            (Name, address (including zip code) and telephone number
        (including area code of agent for service in the United States))


Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                    Name of each exchange on which registered

         NONE
----------------------------      ----------------------------------------------

----------------------------      ----------------------------------------------


Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                  COMMON SHARES
--------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                  COMMON SHARES
--------------------------------------------------------------------------------
                                (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

       Annual information form          X   Audited annual financial statements
 -----                                -----

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

               COMMON SHARES                      44,863,198
--------------------------------------------------------------------------------

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "EXCHANGE ACT"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                         Yes              No   X
                             -----           -----

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                         Yes   X          No
                             -----           -----


                                   **********

     Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F arises; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.



                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.



                                                   AXCAN PHARMA INC.
                                                   (Registrant)



Date:  January 27, 2003                        By: /s/ Jean Vezina
                                                   ----------------------------
                                                   Jean Vezina
                                                   Vice President, Finance and
                                                   Chief Financial Officer

                                 CERTIFICATIONS

I, Leon F. Gosselin certify that:

1.   I have reviewed this annual report on Form 40-F of Axcan Pharma Inc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant efficiencies and material weaknesses.



Date:  January 27, 2003                         /s/ Leon F. Gosselin
                                                --------------------------------
                                                Leon F. Gosselin
                                                Chairman of the Board, President
                                                and Chief Executive Officer

I, Jean Vezina, certify that:

1.   I have reviewed this annual report on Form 40-F of Axcan Pharma Inc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant efficiencies and material weaknesses.



Date:  January 27, 2003                         /s/ Jean Vezina
                                                --------------------------------
                                                Jean Vezina
                                                Vice President, Finance and
                                                Chief Financial Officer

EXHIBITS

1.   Controls and Procedures

2. Management's Discussion and Analysis - Pages 24 - 31 of Axcan's 2002 Annual Report

3.   Consolidated Financial Statements - Pages 33 - 65 of Axcan's 2002 Annual
     Report

4.   Certificates pursuant to Section 906 of Sarbanes-Oxley Act of 2002

5.   Consent of Independent Public Accountants