Form 40-F/A
period 2002-09-30
AXCAN PHARMA INC
filed 2003-02-14
CIK 1116094

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 40-F/A

[Check One]

              REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
-----                    SECURITIES EXCHANGE ACT OF 1934

             ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE
  X                       SECURITIES EXCHANGE ACT OF 1934
-----

For the fiscal year ended: September 30, 2002    Commission File Number:
                           ------------------                           --------

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

               CT CORPORATION SYSTEM, 111 8TH AVENUE, 15TH FLOOR,
                     NEW YORK, NEW YORK 10011 (212) 894-8700
--------------------------------------------------------------------------------
            (Name, address (including zip code) and telephone number)
         (including area code of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                 Name of each exchange on which registered

         None
-------------------------           -----------------------------------------

-------------------------           -----------------------------------------


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

                                  COMMON SHARES
--------------------------------------------------------------------------------
                                (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

        X Annual information form      Audited annual financial statements
       ---                          ---

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

                                EXPLANATORY NOTE

     This Form 40-F/A amends the Form 40-F filed by the Registrant on January 27, 2003 to add the Registrant's Annual Information Form as an exhibit.

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.



                                         AXCAN PHARMA INC.
                                         (Registrant)



     Date: February 14, 2003             By: /s/ Jean Vezina
                                             -----------------------------------
                                             Jean Vezina
                                             Vice President, Finance and
                                             Chief Financial Officer

                                 CERTIFICATIONS

I, Leon F. Gosselin certify that:

1.   I have reviewed this annual report on Form 40-F/A of Axcan Pharma Inc;

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



Date: February 14, 2003                     /s/ Leon F. Gosselin
                                            ------------------------------------
                                            Leon F. Gosselin
                                            Chairman of the Board, President
                                            and Chief Executive Officer

I, Jean Vezina, certify that:

7.   I have reviewed this annual report on Form 40-F/A of Axcan Pharma Inc;

8. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

9. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

10. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

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

11. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

12. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant efficiencies and material weaknesses.



Date: February 14, 2003                     /s/ Jean Vezina
                                            ------------------------------------
                                            Jean Vezina
                                            Vice President, Finance and
                                            Chief Financial Officer

EXHIBITS

1.   Renewal Annual Information Form for the Year Ended September 30, 2002

2.   Certificates pursuant to Section 906 of Sarbanes-Oxley Act of 2002