Form 40-F
period 2003-09-30
AXCAN PHARMA INC
filed 2004-01-23
CIK 1116094

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[Check One]

☐	Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934
☒	Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended:	September 30, 2003	Commission File Number:
Axcan Pharma Inc.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant's name into English (if applicable))
Canada
(Province or other jurisdiction of incorporation or organization)
5122
(Primary Standard Industrial Classification Code Number (if applicable))
N/A
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
Common Shares
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☐	Annual information form	☒	Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
Common Shares 45,004,320

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
Yes	☐	No	☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes	☒	No	☐

**********

        Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

AXCAN PHARMA INC. (Registrant)
Date: January 23, 2004	By:	/s/ JEAN VÉZINA Jean Vézina Vice President, Finance and Chief Financial Officer

EXHIBITS

99.1	Additional disclosures required pursuant to Form 40-F instructions.
99.2	Management's Discussion and Analysis — Pages 16 - 27 of Axcan's 2003 Annual Report
99.3	Consolidated Financial Statements, U.S. GAAP — Pages 29 - 58 of Axcan's 2003 Annual Report
99.4	Consolidated Financial Statements, Canadian GAAP — Pages 59 - 85 of Axcan's 2003 Annual Report
99.5	Rule 13a-14(a) Certificate
99.6	Rule 13a-14(a) Certificate
99.7	Certification Pursuant to 18 U.S.C. Section 1350
99.8	Certification Pursuant to 18 U.S.C. Section 1350
99.9	Consent of Independent Public Accountants

QuickLinks

SIGNATURES
EXHIBITS