Form 40-F/A
AXCAN PHARMA INC
filed 2004-02-20
CIK 1116094

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 40-F/A
[Check One]
              Registration Statement Pursuant to Section 12 of the
                         Securities Exchange Act of 1934
------

             Annual Report Pursuant to Section 13(a) or 15(d) of the
    X                   Securities Exchange Act of 1934
------

For the fiscal year ended:  September 30, 2003  Commission File Number:
                           --------------------                        ---------

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

          CT Corporation System, 111 8th Avenue, 15th Floor, New York,
                          New York 10011 (212) 894-8700
--------------------------------------------------------------------------------
            (Name, address (including zip code) and telephone number
         (including area code of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                    Name of each exchange on which registered

        None
-----------------------------        -------------------------------------------

-----------------------------        -------------------------------------------


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

                                  Common Shares
--------------------------------------------------------------------------------
                                (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

         X     Annual information form       Audited annual financial statements
       -----                             ----


        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                        Common Shares                45,004,320
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

                                    Yes  __        No  X
                                                       -

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                    Yes  X         No  __
                                         ---


.................................................................................

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

                                EXPLANATORY NOTES

        This Form 40-F/A amends the Form 40-F filed by the Registrant on January, 2004 to add the Registrant's Annual Information Form as an Exhibit.

                                   SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.



                                                 AXCAN PHARMA INC.
                                                 (Registrant)



        Date:  February 20, 2004                 By: /s/ Jean Vezina
                                                     -------------------------
                                                     Jean Vezina
                                                     Vice President, Finance and
                                                     Chief Financial Officer

EXHIBITS

99.1*   Additional disclosures required pursuant to Form 40-F instructions.

99.2* Management's Discussion and Analysis - Pages 16 - 27 of Axcan's 2003 Annual Report

99.3* Consolidated Financial Statements, U.S. GAAP - Pages 29 - 58 of Axcan's 2003 Annual Report

99.4* Consolidated Financial Statements, Canadian GAAP - Pages 59 - 85 of Axcan's 2003 Annual Report

99.5    Rule 13a-14(a) Certificate

99.6    Rule 13a-14(a) Certificate

99.7    Certification Pursuant to 18 U.S.C. Section 1350

99.8    Certification Pursuant to 18 U.S.C. Section 1350

99.9*   Consent of Independent Public Accountants

99.10   Annual Information Form for the Year Ended September 30, 2003.



*Previously Filed