Form 40-F
period 2004-09-30
AXCAN PHARMA INC
filed 2005-01-21
CIK 1116094

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

(Check One)

☐  Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

☒  Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: September 30, 2004                Commission File Number:

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
NONE

        Securities registered or to be registered pursuant to Section 12(g) of the Act.    Common Shares.

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.    Common Shares.

        For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☒ Audited annual financial statements

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares	45,562,336

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

AXCAN PHARMA INC. (Registrant)
Date: January 21, 2005	By:	/s/ JEAN VEZINA Jean Vezina Vice President, Finance and Chief Financial Officer

EXHIBITS

99.1	Additional disclosures required pursuant to Form 40-F instructions.
99.2	Management's Discussion and Analysis — Pages 32 - 45 of Axcan's 2004 Annual Report
99.3	Consolidated Financial Statements, U.S. GAAP — Pages 47 - 73 of Axcan's 2004 Annual Report
99.4	Consolidated Financial Statements, Canadian GAAP — Pages 75 - 99 of Axcan's 2004 Annual Report
99.5	Rule 13a-14(a) Certificate
99.6	Rule 13a-14(a) Certificate
99.7	Certification Pursuant to 18 U.S.C. Section 1350
99.8	Certification Pursuant to 18 U.S.C. Section 1350
99.9	Consent of Independent Public Accountants

QuickLinks

SIGNATURES
EXHIBITS