Form 40-F/A
period 2004-09-30
AXCAN PHARMA INC
filed 2005-02-18
CIK 1116094

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F/A

[Check One]
Registration Statement Pursuant to Section 12 of the
☐	Securities Exchange Act of 1934
☒	Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended:	September 30, 2004	Commission File Number:
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
Common Shares (Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Common Shares (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☐ Audited annual financial statements

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

EXPLANATORY NOTES

        This Form 40-F/A amends the Form 40-F filed by the Registrant on January 21, 2004 to add the Registrant's Annual Information Form as an Exhibit and to add the disclosure required pursuant to the Nasdaq Market place Rules.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

AXCAN PHARMA INC. (Registrant)
Date: February 17, 2005	By:	/s/ JEAN VEZINA Jean Vezina Vice President, Finance and Chief Financial Officer

EXHIBITS

99.1	Additional disclosures required pursuant to Form 40-F instructions.
99.2*	Management's Discussion and Analysis — Pages 32 - 45 of Axcan's 2004 Annual Report
99.3*	Consolidated Financial Statements, U.S. GAAP — Pages 47 - 73 of Axcan's 2004 Annual Report
99.4*	Consolidated Financial Statements, Canadian GAAP — Pages 75 - 99 of Axcan's 2004 Annual Report
99.5	Rule 13a-14(a) Certificate
99.6	Rule 13a-14(a) Certificate
99.7	Certification Pursuant to 18 U.S.C. Section 1350
99.8	Certification Pursuant to 18 U.S.C. Section 1350
99.9*	Consent of Independent Public Accountants
99.10	Annual Information Form for the Year Ended September 30, 2004
*
previously filed

QuickLinks

EXPLANATORY NOTES
SIGNATURES