Form 40-F
period 2005-09-30
AXCAN PHARMA INC
filed 2005-12-28
CIK 1116094

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[Check One]

Registration Statement Pursuant to Section 12 of the

Securities Exchange Act of 1934

Annual Report Pursuant to Section 13(a) or 15(d) of the

X	Securities Exchange Act of 1934

For the fiscal year ended:         September 30, 2005                      Commission File Number:

Axcan Pharma Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English (if applicable))

Canada

(Province or other jurisdiction of incorporation or organization)

5122

(Primary Standard Industrial Classification Code Number (if applicable))

N/A

(I.R.S. Employer Identification Number (if applicable))

597 Laurier Blvd., Mont St-Hilaire, Quebec, Canada J3H 6C4 (450) 467-5138

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System, 111 8th Avenue, 15th Floor, New York, New York, 10011 (212) 894-8700

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

X Annual information form                                           X Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

                                                           Common Shares                              45,682,175

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

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

AXCAN PHARMA INC.

(Registrant)

Date: December 28, 2005	By:	/s/ Jean Vezina
Jean Vezina
Vice-President, Finance and Chief Financial
Officer

EXHIBITS

99.1	Additional disclosures required pursuant to Form 40-F instructions and the Nasdaq Marketplace Rules.
99.2	Management’s Discussion and Analysis – Pages 29 – 42 of Axcan’s 2005 Annual Report
99.3	Consolidated Financial Statements, U.S. GAAP – Pages 43 – 69 of Axcan’s 2005 Annual Report
99.4	Annual Information Form for the Year Ended September 30, 2005
99.5	Rule 13a-14(a) Certificate
99.6	Rule 13a-14(a) Certificate
99.7	Certification Pursuant to 18 U.S.C. Section 1350
99.8	Certification Pursuant to 18 U.S.C. Section 1350
99.9	Consent of Independent Public Accountants