Form 40-F/A
period 2005-09-30
AXCAN PHARMA INC
filed 2006-01-06
CIK 1116094

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

EXPLANATORY NOTE

This Form 40-F/A amends the Form 40-F filed by the Registrant on December 28, 2005 (the "Original Filing") to correct the list of officers included on page 31 of the Registrant's Annual Information Form filed as Exhibit 99.4. There are no other additions, deletions or changes to the Original Filing.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

AXCAN PHARMA INC.

(Registrant)

Date: January 6, 2006	By:	/s/ Jean Vezina
Jean Vezina
Vice-President, Finance and Chief Financial
Officer

EXHIBITS

99.1*	Additional disclosures required pursuant to Form 40-F instructions and the Nasdaq Marketplace Rules.
99.2*	Management’s Discussion and Analysis – Pages 29 – 42 of Axcan’s 2005 Annual Report
99.3*	Consolidated Financial Statements, U.S. GAAP – Pages 43 – 69 of Axcan’s 2005 Annual Report
99.4	Annual Information Form for the Year Ended September 30, 2005
99.5	Rule 13a-14(a) Certificate
99.6	Rule 13a-14(a) Certificate
99.7	Certification Pursuant to 18 U.S.C. Section 1350
99.8	Certification Pursuant to 18 U.S.C. Section 1350
99.9*	Consent of Independent Public Accountants

*  previously filed