Form 40-F
period 2006-09-30
AXCAN PHARMA INC
filed 2006-12-29
CIK 1116094

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F
[Check One]
Registration Statement Pursuant to Section 12 of the
____	Securities Exchange Act of 1934

Annual Report Pursuant to Section 13(a) or 15(d) of the
X	Securities Exchange Act of 1934

For the fiscal year ended: September 30, 2006	Commission File Number: 0-30860

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

(Name, address (including zip code) and telephone number)
(including area code of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Shares	The NASDAQ Stock Market, LLC

_______________	______________

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

Common Shares	45,800,581

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

AXCAN PHARMA INC. (Registrant)

Date: December 29, 2006	By:	/s/ Steve Gannon
Steve Gannon
Vice-President, Finance and Chief Financial Officer

EXHIBITS

99.1	Additional disclosures required pursuant to Form 40-F instructions and the Nasdaq Marketplace Rules.
99.2	Management’s Discussion and Analysis - Pages 2 - 13 of Axcan’s 2006 Annual Report
99.3	Consolidated Financial Statements, U.S. GAAP - Pages 16 - 48 of Axcan’s 2006 Annual Report
99.4	Annual Information Form for the Year Ended September 30, 2006
99.5	Rule 13a-14(a) Certificate
99.6	Rule 13a-14(a) Certificate
99.7	Certification Pursuant to 18 U.S.C. Section 1350
99.8	Certification Pursuant to 18 U.S.C. Section 1350
99.9	Consent of Independent Public Accountants