Form 40-F
period 2007-09-30
AXCAN PHARMA INC
filed 2007-12-28
CIK 1116094

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[Check One]
☐	Registration Statement Pursuant to Section 12 of the
Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 13(a) or 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended: September 30, 2007	Commission File Number: 0-30860

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

☒  Annual information form                                           ☒  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares	55,359,652

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

AXCAN PHARMA INC.
(Registrant)

Date: December 28, 2007	By:	/s/ Steve Gannon
Steve Gannon
Senior Vice President and Chief Financial Officer

EXHIBITS

99.1	Additional disclosures required pursuant to Form 40-F instructions and the Nasdaq Marketplace Rules.
99.2	Management’s Discussion and Analysis
99.3	Consolidated Financial Statements, U.S. GAAP
99.4	Annual Information Form for the Year Ended September 30, 2007
99.5	Rule 13a-14(a) Certificate
99.6	Rule 13a-14(a) Certificate
99.7	Certification Pursuant to 18 U.S.C. Section 1350
99.8	Certification Pursuant to 18 U.S.C. Section 1350
99.9	Consent of Independent Public Accountants